Exhibit 11

WADDELL & REED FINANCIAL, INC.

COMPUTATION OF EARNINGS PER SHARE

	2005	2004	2003
	(in thousands except for per share data)

Net income	$60,121	$102,165	$54,265

Basic weighted average shares outstanding	80,908	80,613	81,275

Diluted weighted average shares outstanding	82,045	81,914	82,590

Basic net income per share	$0.74	$1.27	$0.67

Diluted net income per share	$0.73	$1.25	$0.66